Commtouch Reports 39 Percent Increase in Revenue in Second Quarter 2011 Results

Sunnyvale, Calif. – August 3, 2011 – Commtouch® (NASDAQ: CTCH), a leading cloud-based Internet security provider, today announced its second quarter 2011 results, ended June 30, 2011.

Second Quarter 2011 Financial Highlights:

•	Revenues for the second quarter of 2011 increased by 39% to $5.7 million compared to $4.1 million in the second quarter of 2010.

•
Net income in accordance with US Generally Accepted Accounting Principles (US GAAP) for the second quarter of 2011 increased by 60% to $1.4 million, as compared with $0.9 million in the second quarter of 2010.

•	GAAP earnings per diluted share for the second quarter of 2011 were $0.06, an increase of 50 percent, compared to $0.04 in the second quarter of 2010.

•	Non-GAAP net income for the second quarter of 2011 increased by 19% to $1.6 million, as compared with non-GAAP net income of $1.3 million for the second quarter of 2010.

•	Non-GAAP earnings per diluted share for the second quarter of 2011 were $0.06, an increase of 20 percent, compared to $0.05 for the second quarter of 2010.

•	Deferred Revenues (long-term and short-term) as of June 30, 2011 amounted to $3.5 million compared to $3.8 million in deferred revenues as of March 31, 2011.

•	Operating cash flow for the second quarter of 2011 was $1.9 million, compared to $1.2 million in the second quarter of 2010.

•	Cash as of June 30, 2011 amounted to $16.1 million, compared to $14.4 million as of March 31, 2011.

For information regarding the non-GAAP financial measures discussed in this release, please see below “Use of Non-GAAP Measures” and “Reconciliation of Selected GAAP Measures to Non-GAAP Measures.”

“We are pleased with the company’s overall progress since the beginning of the year and our second quarter performance -- another record quarter for Commtouch,” said Ido Hadari, Commtouch’s chief executive officer. “The Q2 financial results demonstrate our ability to increase profitability while consistently growing the business and generating strong operating cash flow.”

Second Quarter 2011 Business Highlights:

•	During the quarter, the company acquired new customers, among them: Bullguard, a leading European desktop and mobile security antivirus company; and Neo Technology, an end-point security provider.

•	In addition, the company continued expanding contracts with existing customers, with Command Antivirus and GlobalView URL Filtering products driving cross-sale success.

•	The company launched GlobalView™ URL Filtering for Mobile, its first dedicated product for the mobile industry designed to protect end-users while browsing from Android-powered mobile devices.

Mr. Hadari added: “We are broadening the use of our cloud security platform, which is one of our strategic assets. Our expansion into the mobile security space is part of our continuous efforts in building for the future. We remain focused on increasing sales of our Internet security suite and extending our product portfolio, which are key drivers of our growth moving forward.”

Business Outlook

Management reaffirmed the guidance it has previously provided for 2011 full year results.

Full year 2011 revenues are expected to reach between $22.5 million and $23.5 million. Net income for 2011 is expected to reach between $6.2 million and $6.7 million on a non-GAAP basis.

The above outlook is as of the date of this release, and the company undertakes no obligation to update its estimates in the future.

Use of Non-GAAP Measures

Non-GAAP financial measures consist of GAAP financial measures adjusted to exclude: share based compensation expenses, amortization of acquired intangible assets, deferred taxes and acquisition related costs. The purpose of such adjustments is to give an indication of our performance exclusive of non-cash charges and other items that are considered by management to be outside of our core operating results. Our non-GAAP financial measures are not meant to be considered in isolation or as a substitute for comparable GAAP measures, and should be read only in conjunction with our consolidated financial statements prepared in accordance with GAAP. Our management regularly uses our supplemental non-GAAP financial measures internally to understand, manage and evaluate our business and make operating decisions.

These non-GAAP measures are among the primary factors management uses in planning for and forecasting future periods. We believe this adjustment is useful to investors as a measure of the ongoing performance of our business. We believe these non-GAAP financial measures provide consistent and comparable measures to help investors understand our current and future operating cash flow performance. These non-GAAP financial measures may differ materially from the non-GAAP financial measures used by other companies. Reconciliation between results on a GAAP and non-GAAP basis is provided in a table immediately following the Consolidated Statements of Income. The presentation of this non-GAAP financial information is not intended to be considered in isolation or as a substitute for the financial information prepared and presented in accordance with GAAP. Management uses both GAAP and non-GAAP measures when evaluating the business internally and therefore felt it important to make these non-GAAP adjustments available to investors.

Financial Results Conference Call
The company has scheduled a conference call later today, August 3, 2011, at 9 a.m. ET.

To participate in the call, please dial one of the following numbers ten minutes prior to the start time of the call:

US Dial-in Number: 1 888 281 1167
Israel Dial-in Number: 03 918 0644
International Dial-in Number:  +972 3 918 0644

The call will be simultaneously webcast live from a link on Commtouch’s website at www.commtouch.com.

For those unable to listen to the live call, a replay of the call will be available the day after the call in the investor relations section of Commtouch’s website, at: http://www.commtouch.com/ir.

About Commtouch

Commtouch® (NASDAQ: CTCH) safeguards the world’s leading security companies and service providers with cloud-based Internet security services. A cloud-security pioneer, Commtouch’s real-time threat intelligence from its GlobalView™ Network powers Web security, messaging security and antivirus solutions, protecting thousands of organizations and hundreds of millions of users worldwide. Information about Commtouch can be found at www.commtouch.com or by writing to info@commtouch.com.

Recurrent Pattern Detection, RPD, Zero-Hour and GlobalView are trademarks, and Commtouch, Authentium, Command Antivirus and Command Anti-malware are registered trademarks, of Commtouch. U.S. Patent No. 6,330,590 is owned by Commtouch. All other trademarks are the property of their respective owners.

This press release contains forward-looking statements, including projections about our business, within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. For example, statements in the future tense, and statements including words such as "expect," "plan," "estimate," "anticipate," or "believe" are forward-looking statements. These statements are based on information available to us at the time of the release; we assume no obligation to update any of them. The statements in this release, including the company’s i) stated ability to increase profitability while consistently growing the business and generating strong operating cash flow, and ii) optimistic business outlook for 2011, are not guarantees of future performance and actual results could differ materially from our current expectations as a result of numerous factors, including business conditions and growth or deterioration in the Internet market, commerce and the general economy, both domestic as well as international; fewer than expected new-partner relationships; competitive factors, including pricing pressures; technological developments, and products offered by competitors; the ability of our OEM partners to successfully penetrate markets with products integrated with Commtouch technology; a slower than expected acceptance rate for our newer product offerings; availability of qualified staff; and technological difficulties and resource constraints encountered in developing new products,  as well as those risks described in the text of this press release and the company's Annual Reports on Form 20-F and reports on Form 6-K, which are available through www.sec.gov.

US Investor Relations Contact
Ehud Helft / Kenny Green
CCG Investor Relations
Tel: (US) 646-201-9246
        (Int’l) +972-3-607-4717
commtouch@ccgisrael.com

Israel Investor Relations contact
Iris Lubitch
EffectiveIR
Tel: 972-3-5664007
Iris@EffectiveIR.co.il

COMMTOUCH SOFTWARE LTD.

CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

(In US$ thousands, except per share amounts)

	Three months ended		Six months ended
	June 30		June 30
	2011	2010	2011	2010
	Unaudited	Unaudited	Unaudited	Unaudited

Revenues	$5,696	$4,104	$11,211	$8,183

Cost of revenues	938	652	1,948	1,261

Gross profit	4,758	3,452	9,263	6,922

Operating expenses:

Research and development	1,377	561	2,624	1,371

Sales and marketing	1,318	1,024	2,709	2,086

General and administrative	1,004	873	1,897	1,665

Total operating expenses	3,699	2,458	7,230	5,122

Operating profit	1,059	994	2,033	1,800

Financial expenses (income), net	45	12	59	62

Income before taxes	1,014	982	1,974	1,738

Income taxes (tax benefit), net	(401)	97	(462)	59

Net income attributable to ordinary and equivalently participating shareholders	$1,415	$885	$2,436	$1,679

Earning per share- basic	$0.06	$0.04	$0.10	$0.07

Earning per share- diluted	$0.06	$0.04	$0.10	$0.07

Weighted average number of shares outstanding:
Basic	23,512	23,404	23,508	23,719

Diluted	24,554	24,726	24,653	25,075

COMMTOUCH SOFTWARE LTD.

RECONCILIATION OF SELECTED GAAP MEASURES TO NON GAAP MEASURES

(In US$ thousands, except per share amounts)

	Three months ended		Six months ended
	June 30		June 30
	2011	2010	2011	2010
	Unaudited	Unaudited	Unaudited	Unaudited

GAAP operating profit	$1,059	$994	$2,033	$1,800
Stock-based compensation (1)	287	338	584	669
Other acquisition related costs (2)	53	-	53	-
Amortization of intangible assets (3)	136	-	265	-

Non-GAAP operating profit	$1,535	$1,332	$2,935	$2,469

GAAP net income	$1,415	$885	$2,436	$1,679
Stock-based compensation (1)	287	338	584	669
Other acquisition related costs (2)	53	-	53	-
Amortization of intangible assets (3)	136	-	265	-
Adjustment to earnout obligation (4)	81	-	81	-
Income taxes (5)	(401)	97	(462)	59

Non-GAAP net income	$1,571	$1,320	$2,957	$2,407

GAAP earnings per share	$0.06	$0.04	$0.10	$0.07
Stock-based compensation (1)	0.01	0.01	0.02	0.03
Other acquisition related costs (2)	0.002	-	0.002	-
Amortization of intangible assets (3)	0.006	-	0.011	-
Adjustment to earnout obligation (4)	0.003	-	0.003	-
Income taxes (5)	(0.016)	0.004	(0.019)	0.002

Non-GAAP earnings per share	$0.06	$0.05	$0.12	$0.10

Numbers of shares used in computing Non-GAAP earnings per share (diluted)	24,554	24,726	24,653	25,075

(1) Stock-based compensation
Cost of revenues	$6	$10	$12	$19
Research and development	71	80	146	153
Sales and marketing	90	97	185	190
General and administrative	120	151	241	307

	$287	$338	$584	$669
(2) Other acquisition related costs
General and administrative	53	-	53	-

	$53	-	$53	-
(3) Amortization of intangible assets
Cost of revenues	$43	-	$92	-
Sales and marketing	93	-	173	-

	$136	-	$265	-
(4) Adjustment to earnout obligation
Financial expenses (income), net	81	-	81	-

	$81	-	$81	-
(5) Income taxes
Deferred tax asset - tax benefit	(401)	97	(462)	59

	$(401)	$97	$(462)	$59

COMMTOUCH SOFTWARE LTD.

CONDENSED CONSOLIDATED BALANCE SHEETS

	June 30	December 31
	2011	2010
	Unaudited	Audited
	In US$ thousands

Assets:
Current Assets:
Cash and cash equivalents	$16,072	$13,432
Trade receivables	2,611	2,968
Deferred income taxes	2,222	1,940
Prepaid expenses and other accounts receivable	277	384
Total current assets	21,182	18,724

Long-term lease deposits	52	41
Severance pay fund	1,318	1,208
Property and equipment, net	913	920
Deferred income taxes	1,740	1,560
Intangible assets, net	4,245	4,510
Goodwill	3,792	3,792
Investment in affiliate	1,227	1,227
Total assets	34,469	31,982

Liabilities and Shareholders’ Equity
Current Liabilities:
Accounts payable	439	550
Employees and payroll accruals	1,062	1,073
Accrued expenses and other liabilities	362	330
Deferred revenues	2,882	3,178
Total current liabilities	4,745	5,131

Deferred revenues	634	964
Other long term liabilities	2,912	2,831
Accrued severance pay	1,410	1,303
Total liabilities	4,956	5,098

Shareholders’ equity	24,768	21,753
Total liabilities and shareholders’ equity	$34,469	$31,982

COMMTOUCH SOFTWARE LTD.

CONDENSED CONSOLIDATED CASH FLOW DATA

(In US$ thousands)

	Three months ended		Six months ended
	June 30		June 30
	2011	2010	2011	2010
Cash flow from operating activities	Unaudited	Unaudited	Unaudited	Unaudited

Net income	$1,415	$885	$2,436	$1,679

Adjustments:
Depreciation	142	111	278	239
Compensation related to options issued to employees and consultants	287	335	567	678
Amortization of intangible assets	136	-	265	-

Changes in assets and liabilities:
Decrease (Increase) in trade receivables	348	(10)	357	(20)
Increase (decrease) in deferred taxes	(401)	97	(462)	59
Decrease in prepaid expenses and other receivables	61	(110)	107	(110)
Increase (decrease) in accounts payable	162	(3)	(51)	(62)
Increase (decrease) in employees and payroll accruals, accrued expenses and other liabilities	50	(8)	102	(17)
Decrease in deferred revenues	(316)	(116)	(626)	(581)
Capital gain from sale of fixed assets	-	(9)	-	(9)
(Decrease) increase in accrued severance pay, net	(16)	6	(3)	22
Net cash provided by operating activities	1,868	1,178	2,970	1,878

Cash from investing activities

Change in long - term lease deposits	(22)	12	(11)	10
Proceeds from sale of fixed assets	-	9	-	9
Purchase of property and equipment	(212)	(294)	(331)	(334)
Net cash used in investing activities	(234)	(273)	(342)	(315)

Cash flows from financing activities

Buyback of outstanding shares	-	(805)	-	(2,827)
Proceeds from options and warrants exercised	12	(39)	12	25
Net cash provided by (used in) financing activities	12	(844)	12	(2,802)

Increase (decrease) in cash and cash equivalents	1,646	61	2,640	(1,239)
Cash and cash equivalents at the beginning of the period	14,426	15,975	13,432	17,275
Cash and cash equivalents at the end of the period	$16,072	$16,036	$16,072	$16,036